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10035348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 48397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Street Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Allegheny Building, Suite 1820 - 429 Forbes Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Veres 412-391-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern Rosenthal
(Name – *if individual, state last, first, middle name*)

Heinz 57 Center 339 Sixth Avenue, Pittsburgh, PA 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Veres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Street Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Helen Johns, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 30, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

TABLE OF CONTENTS



ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES

Independent Auditors' Report

To the Board of Directors and Stockholder
Grant Street Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Grant Street Securities, Inc. (a wholly owned subsidiary of Grant Street Group, Inc.) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Street Securities, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Alpern Rosenthal

February 17, 2010

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash	$	31,350
Other asset		410
Total Assets	$	31,760
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued Expenses	$	3,700
Stockholder's Equity		28,060
Total Liabilities and Stockholder's Equity	$	31,760

The accompanying notes are an integral part of this financial statement.

GRANT STREET SECURITIES, INC.

Notes to the Statement of Financial Condition

Note 1 - Summary of Significant Accounting Policies

A. Reporting Entity

Grant Street Securities, Inc. (the Company), a Pennsylvania corporation, was incorporated July 26, 1999 and is a wholly owned subsidiary of Grant Street Group, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a fully disclosed introducing broker-dealer. The Company is permitted to execute riskless principal transactions in certain types of securities with qualified broker-dealers and institutional investors. Under such an arrangement, the Company is permitted to execute securities trades and clear them through a clearing broker. The clearing broker processes and settles the transactions and maintains detailed customer records.

The Company commenced its initial broker-dealer activity with respect to municipal bond trades in March 2000. The Parent conducted secondary auctions for which the Company acted as the introducing broker-dealer. The Parent idled its secondary market auction platform in May 2000 and has not conducted any trades since.

The Parent charges the Company a $500 monthly administrative fee to cover certain expenses incurred by the Parent for the benefit of the Company.

B. Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

C. Cash

The Company's cash is maintained in one financial institution located in Pennsylvania.

Note 1 - Summary of Significant Accounting Policies (Continued)

D. Income Taxes

The Parent elected, by consent of its stockholders, to be treated as an S Corporation for Federal and state income tax purposes. In connection with the Parent's S Corporation election, the Company has elected to be treated as a Qualified Subchapter S Subsidiary (QSSS). Under Subchapter S of the Internal Revenue Code (IRC), the Company is not treated as a separate corporation for tax purposes, but rather all QSSS assets, liabilities and taxable income or loss are treated as belonging to the Parent. Under Subchapter S of the IRC, the stockholders, rather than the Company, have the responsibility for Federal income taxes. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statement.

E. Recently Issued Accounting Guidance

On September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing generally accepted accounting principles in the United States of America. The Codification became effective for the Company at that date.

F. Subsequent Events

Management evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through February 17, 2010, the day the financial statement was approved and authorized for issue.

Note 2 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 and is required to maintain minimum net capital of the greater of 6⅔% of aggregate indebtedness, as defined, or $5,000. Further, the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. The Company is required to perform net capital and aggregate indebtedness calculations on a quarterly basis. At December 31, 2009, the Company had net capital, as defined, of $27,650 which was $22,650 in excess of its December 31, 2009 net capital requirement of $5,000. In addition, the Company maintained an aggregate indebtedness ratio of .13 to 1 at December 31, 2009.

Advances, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims an exemption from SEC Rule 15c3-3.